# SEC Schedule 13G/A (Amendment No. 1) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: VisionWave Holdings, Inc., CIK 0002038439
CUSIP: 927950105
Title of class of securities: Common Stock, $0.01 par value per share
Address of issuer's principal executive offices: 1063 N. SPAULDING AVE, 1063 N. SPAULDING AVE, WEST HOLLYWOOD, California (CA), 90046
Date of event which requires filing of this statement: 04/09/2026
Filed pursuant to Rule 13d-1(d)
Amends the filing with accession number 0001731122-26-000134
Filed by CIK 0002105221

## Reporting persons
- Magic Internacional Argentina FC S.L. LLC: type of reporting person: other (OO); citizenship or place of organization: Nevada (NV); sole voting power 753,013; shared voting power 0; sole dispositive power 753,013; shared dispositive power 0; aggregate amount beneficially owned 753,013 (3.8% of the class)

## Item 1. Issuer
Name of issuer: VisionWave Holdings, Inc.
Address of issuer's principal executive offices: 1063 N. SPAULDING AVE, 1063 N. SPAULDING AVE, WEST HOLLYWOOD, CALIFORNIA, 90046.

## Item 2. Person Filing
Name of person filing: Magic Internacional Argentina FC S.L. LLC
Address of principal business office or, if none, residence: 1236 N Fairfax Ave Unit 1, West Hollywood, CA 90046
Citizenship: United States

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned: 753,013
Percent of class: 3.8%
Sole power to vote or to direct the vote: 753,013
Shared power to vote or to direct the vote: 0
Sole power to dispose or to direct the disposition: 753,013
Shared power to dispose or to direct the disposition: 0

## Item 5. Ownership of 5 Percent or Less of a Class
This statement reports that the reporting person has ceased to be the beneficial owner of more than 5 percent of the class: yes

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Not applicable.

## Signatures
- Magic Internacional Argentina FC S.L. LLC: Alexander David, Manager (04/10/2026)